Contact

www.linkedin.com/in/bob-wilson
(LinkedIn)

Top Skills

Board Search
Executive Advisory
Board level experience

Certifications

AWS Certified Cloud Practitioner

Honors-Awards

2014 CRN Channel Chief
2018, 2019 CRN Channel Chief
Assumption College Football, 1986 2nd Team All-America, 1st Team Northeast-10 All Conference

Bob Wilson

Board Member | Limited Partner | Board Advisor | Private Equity | Venture Capital | EVP Global Channels & Ecosystems

Westford, Massachusetts, United States

Summary

Having progressed through a series of roles, I am on a constant quest to aid companies in achieving complete excellence.

My history of success is directly related to conceptualizing high impact sales strategies and growing global partner and alliances portfolios to ignite business growth across multibillion-dollar technology innovation organizations.

What makes me stand-out is my stellar record of setting and translating a vision into executable plans while building, leading, and inspiring world-class teams to drive bottom-line results.

As a strategic Board Member and Advisor, I have a record of delivering actionable insights and valuable advice to influence strategies and empower decision-making at executive level.

Experience

Accenture

Managing Director, (Partner) Global Private Equity
June 2022 - Present (2 years 4 months)
Boston, Massachusetts, United States

Executive leadership team member. I manage the growth, strategy, and execution of multiple private equity firms. Globally responsible for Accenture's Private Equity Partner Eco-System with annual revenues of $3.6B.

The Kernel LLC

Member of the Board of Advisors
January 2024 - Present (9 months)
Charleston, South Carolina, United States

The Kernel, headquartered in Charleston, South Carolina, is a technology advisory firm that seeks to identify, validate, invest, and deploy emerging technology for our global clients.

NetSpeek
Member Board of Directors
March 2024 - Present (7 months)
Boston, Massachusetts, United States

Netspeek is the creator of a Language-Enabled Network Assistant (LENA), which revolutionizes network management, utilizing natural language processing capability, internal system data (user manuals, implementation information), offering an intuitive, seamless interface for managing end user needs, administrator tasks creating happier clients.

TQG
Member Board of Directors
January 2024 - Present (9 months)
Palo Alto, California, United States

We are reshaping the way packages are sent and received with the Qwik Group's groundbreaking, patent-pending initiative.

Stage 2 Capital
Limited Partner, Board Advisor, Fund II & III
March 2021 - Present (3 years 7 months)
Boston, Massachusetts, United States

Stage 2 Capital is a venture capital firm that invests in early stage B2B software companies and sits shoulder to shoulder with leadership teams to operationalize sustainable revenue growth and sales operations. Backed by top go-to-market professionals from leading tech companies, Stage 2 Capital leverages its deep sales expertise to help entrepreneurs scale their businesses in addition to providing capital.

GTMfund
Limited Partner, Board Advisor, Fund I & II
April 2022 - Present (2 years 6 months)
Austin, Texas, United States

Advise executive leadership on business plans, programs, and strategies to positively impact organizational growth. Influence decision-makers by delivering actionable insights based on comprehensive business and market trends analysis.

Arcadian Capital
Limited Partner, Board Advisor, Fund II
November 2022 - Present (1 year 11 months)
Los Angeles County, California, United States

Arcadian Capital Management, a venture fund/private equity strategy focused on ancillary service providing companies. More specifically, on early to mid-stage growth opportunities where proven businesses are looking for additional equity to continue scaling.

Sendoso

Board Advisor

July 2021 - Present (3 years 3 months)

San Francisco, California, United States

Sendoso, a Stage 2 Capital portfolio company, is the leading Sending Platform that delivers modern direct mail, personalized gifts, eGifts, and other Physical Impressions™ at scale. This makes it possible to build stronger, deeper, and more trusted relationships that move everything up and to the right!

Sales Impact Academy

Board Advisor, Investor

September 2021 - Present (3 years 1 month)

Boston, Massachusetts, United States

Sales Impact Academy is the world's leading go-to-market learning platform providing a live-learning curriculum for B2B go-to-market teams on an annual subscription basis.

PerchPeek

Investor

October 2021 - Present (3 years)

London, England, United Kingdom

A Stage 2 Capital portfolio company, PerchPeek, is a London-based company with the leading edge relocation-as-a-service platform that is a mobile-first app experience to help an employee and corporations find all the necessary information and service to relocate.

Amazon Web Services (AWS)

3 years 6 months

Global Head of Private Equity

January 2021 - June 2022 (1 year 6 months)

Boston, Massachusetts, United States

One of my key tasks is to develop cloud-first growth and route-to-market strategy for Blackstone and minority investment affiliates. It is worth mentioning that I deliver strategic consultancy to executive leaders (at portfolio

companies), industry experts, and partners (GSI & ISV) throughout cloud journey.

• Built partner strategy for Global Private Equity team

• Advised executives at portfolio companies, industry experts and partners on their cloud strategy.

• Represent AWS during diligence for targeted investments for Blackstone and Affiliates.

• Grew AWS adoption within the Blackstone portfolio by 30% in 2021.

• Launched strategic initiatives within the PE community focused on, ESG, Security, Cloud Economics

• and Digital Innovation

• Managed a team of 13 people both direct and indirectly.

• AWS Cloud Practitioner Certified, credential number: MMFWY3QBHF141638

Head of Americas, GSI Sales Channel

January 2019 - January 2021 (2 years 1 month)

Boston

Drove strategy and sales execution in the Americas for a $20B global system integrator business unit.

• Responsible for the leadership and management of 17 GSI firms for the Americas region.

• Lead a team of 20 people.

• Delivered 140% YoY growth for two consecutive years.

OutSystems

EVP Global Channel Sales and Strategic Alliances

November 2016 - February 2019 (2 years 4 months)

Boston

Part of executive management team that led to the PE Investment by Goldman Sachs and KKR for

$360M for over $1B valuation, led the growth of the global channel business from $15M to $100M within three years.

By leveraging my leadership skills, I led global team of 30 members (including 4 direct RVP reports) and my aim is to oversee channel sales initiatives and build strategic alliances for driving consistent business growth.

GE Digital

SVP, Global Channel Sales

November 2015 - November 2016 (1 year 1 month)

In this role, I was tasked with devising revenue execution for the global channel sales business unit.

This included, Ecosystem of ISV’s, Global System Integrators, Regional mid-market partners in North America, Europe, and APAC.

Red Hat

Vice-President NA Channel Sales & Alliances

September 2012 - November 2015 (3 years 3 months)

Westford, MA

My responsibilities included overseeing North American alliance sales through a partner-led channel, including cloud service providers, such as AWS, Google, and Microsoft.

I also led NA channel sales teams for North America that resulted in business unit growth from $10M to $1B within four years. Successfully attained less than 3% employee turnover in four years.

Kronos, Inc.

Senior Director, Channel Sales and Alliances

September 2009 - September 2012 (3 years 1 month)

At Kronos my task was to generate revenue growth by fostering productive channel sales relationships.
A nine-fold increase in business unit growth was achieved by leveraging indirect channel partners in only two years.

Open Solutions, Inc.

Vice President of Channel Sales

April 2008 - September 2009 (1 year 6 months)

Open Solutions Inc., a $500 million Carlyle owned private equity firm focused on financial services.
Achieved 25% of OSI's annual revenue through the Channel, equivalent to $125M annually. Sold company to Fiserv.

Axentis: Wolters Kluwer - Financial Services Solutions

Vice-President, Channel Sales

June 2005 - May 2008 (3 years)

Oversee channel sales development for industry leading enterprise Governance Risk and Compliance Software Company. Directly report to the CEO. Sold company to Wolters-Kluwer.

Consistently hit revenue targets both on a direct basis and selling through channel partners

Verdasys

Vice President Global Alliance Sales

2004 - 2005 (1 year)

Start-up security software company focusing on Security, Compliance for SOX, HIPPA, and Privacy.

Responsible for channel sales efforts in compliance and security marketplace.

Concord Communications

Senior Director, Global Sales & Alliances

2003 - 2005 (2 years)

Managed a global channel and overlay sales force selling Application Management Solutions through major channel partnerships, alliances and direct sales team. Built sales and channel group consisting of 20 direct reports covering EMEA, APAC and North America. Sold company to Computer Associates (CA).

Dirig Software

Vice-President, Alliances & Business Development

1999 - 2003 (4 years)

One of original seven (7) founders. Designed and successfully implemented the business development practice, which included alliance partnership program that targeted strategic technology alliances, system integrators, resellers and OEM associations. Sold company to ASG.

DOME imaging systems, inc.

Eastern, Regional Sales Director

1995 - 1999 (4 years)

Original member of sales and business development team. Provided guidance on product evaluations, targeting vertical markets, developing new channels, qualifying new opportunities and forecasting revenue. Sold company to Plannar Systems.

Education

Assumption College

BA, Business Management · (1983 - 1987)

Southern New Hampshire University

Master of Business Administration - MBA · (1989 - 1991)

Harvard Extension School

Digital and Analog Electronic Engineering · (1992 - 1994)